SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2014

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

OF

GENERAL RE CORPORATION

AND ITS DOMESTIC SUBSIDIARIES

(full title of plan)

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer and address of principal executive office)

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Consents of Independent Accountants.

(b)	Financial Statements – See accompanying Report of Independent Registered Public Accounting Firms

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

PLAN ADMINISTRATOR:	GENERAL RE CORPORATION

By:	/s/ Marc D. Hamburg
Marc D. Hamburg

Date:	June 17, 2015

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70609 on Form S-8 of Berkshire Hathaway Inc. of our report dated June 17, 2015, appearing in this Annual Report on Form 11-K of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries for the year ended December 31, 2014.

/s/ Crowe Horwath LLP

New York, New York

June 17, 2015

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70609 of Berkshire Hathaway Inc. on Form S-8 of our report dated June 17, 2014, relating to the Statement of Net Assets Available for Benefits as of December 31, 2013 of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries, appearing in this Annual Report on Form 11-K of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries for the year ended December 31, 2014.

/s/ Deloitte & Touche LLP

Stamford, Connecticut

June 17, 2015

Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries

Reports of Independent Registered Public Accounting Firms

Financial Statements as of December 31, 2014 and 2013, and for the Year Ended December 31, 2014 Supplemental Schedule as of December 31, 2014

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	3-4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	5

Notes to Financial Statements as of December 31, 2014 and 2013, and for the Year ended December 31, 2014	6-14

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014	15

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Employee Savings and Stock Ownership Plan

Of General Re Corporation and Its Domestic Subsidiaries

Stamford, CT

We have audited the accompanying statement of net assets available for benefits of the Employee Savings and Stock Ownership Plan Of General Re Corporation and Its Domestic Subsidiaries (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

New York, New York

June 17, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Employee Savings and Stock Ownership Plan

of General Re Corporation and Its Domestic Subsidiaries

Stamford, Connecticut

We have audited the accompanying statement of net assets available for benefits of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the “Plan”) as of December 31, 2013. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Stamford, Connecticut

June 17, 2014

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014

	Allocated	Unallocated	Total
ASSETS:

Investments — at fair value:
Participant-directed investments	$595,644,365	$-	$595,644,365
Nonparticipant-directed investments — Berkshire B ESOP Fund	408,745,465	374,314,069	783,059,534

Total investments	1,004,389,830	374,314,069	1,378,703,899

Notes receivable from participants	5,767,597	-	5,767,597

Total assets	1,010,157,427	374,314,069	1,384,471,496

LIABILITIES:

Loan payable to General Re Corporation	-	35,811,485	35,811,485

NET ASSETS AVAILABLE FOR BENEFITS	$1,010,157,427	$338,502,584	$1,348,660,011

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013

	Allocated	Unallocated	Total
ASSETS:

Investments — at fair value:
Participant-directed investments	$563,326,795	$-	$563,326,795
Nonparticipant-directed investments — Berkshire B ESOP Fund	335,809,368	317,587,956	653,397,324

Total investments	899,136,163	317,587,956	1,216,724,119

Notes receivable from participants	5,889,480	-	5,889,480

Total assets	905,025,643	317,587,956	1,222,613,599

LIABILITIES:

Loan payable to General Re Corporation	-	39,391,295	39,391,295

NET ASSETS AVAILABLE FOR BENEFITS	$905,025,643	$278,196,661	$1,183,222,304

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

	Participant Directed	Nonparticipant Directed
	Allocated	Allocated	Unallocated	Total
ADDITIONS:
Contributions:
Participant contributions	$19,759,671	$-	$-	$19,759,671
Employer contributions	-	-	6,140,244	6,140,244

Total contributions	19,759,671	-	6,140,244	25,899,915

Investment income:
Net appreciation in fair value of investments	28,277,144	86,457,946	80,626,810	195,361,900
Dividends	21,086,258	-	-	21,086,258

Net investment gain	49,363,402	86,457,946	80,626,810	216,448,158

Interest income on notes receivable from participants	277,454	-	-	277,454

Interfund transfers	20,026,284	(20,026,284)	-	-

Allocation of 185,838 shares of Berkshire Hathaway Class B common stock at fair value	-	23,900,697	(23,900,697)	-

Total additions	89,426,811	90,332,359	62,866,357	242,625,527

DEDUCTIONS:
Benefits paid to participants	57,224,730	17,396,262	-	74,620,992
Interest expense	-	-	2,560,434	2,560,434
Service fees	6,394	-	-	6,394

Total deductions	57,231,124	17,396,262	2,560,434	77,187,820

INCREASE IN NET ASSETS	32,195,687	72,936,097	60,305,923	165,437,707

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	569,216,275	335,809,368	278,196,661	1,183,222,304

End of year	$601,411,962	$408,745,465	$338,502,584	$1,348,660,011

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN

The following description of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of General Re Corporation and its Domestic Subsidiaries (the “Company”) who are regularly scheduled to complete at least one thousand hours of service (“Company Service”) per year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Stock Ownership Plan - In July 1989, the Company established a leveraged Employee Stock Ownership Plan (“ESOP”) which is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (“IRC”) of 1986, as amended, and is subject to the applicable provisions of ERISA, as amended. The Plan entered into a $150,000,000 term loan agreement (the “Loan”) with the Plan sponsor, General Re Corporation. The Loan provided for annual payments of principal and interest and was initially to be repaid in full by 2014, with an interest rate of 9.25%. The proceeds of the Loan were used by the Plan to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock of the Company (“Preferred Stock”).

On December 21, 1998, all Preferred Stock outstanding was held by the Plan and converted into common stock of the Company on a one-for-one basis. The Company was obligated to make an annual cash contribution to the Plan, which, together with the dividend on Preferred Stock, enabled the Plan to make its regularly scheduled payments of interest and principal due on the Loan. As interest and principal on the Loan were repaid, a portion of the Preferred Stock was allocated to Plan participants, and the unallocated shares of Preferred Stock were held as collateral on the Loan. Upon withdrawal from the Plan, participants were required to convert or redeem the Preferred Stock into the Company’s common stock or cash.

On December 21, 1998, the Company merged with Berkshire Hathaway Inc. At that time, the Plan trustee, State Street Bank and Trust Company (“State Street”), converted 1,686,721 shares of Preferred Stock, which was the amount outstanding as of December 21, 1998, into 177,106 shares of Berkshire Hathaway Class B common stock (“Berkshire Common Stock”). The Berkshire Common Stock then became the collateral for the Loan.

Effective January 1, 1999, the Company changed the original terms of the Loan. The revised agreement provides that the loan is due upon maturity in 2034 with interest payments at an annual rate of 6.5% and annual principal prepayment. As a result the Company contributed 4,057 shares of Berkshire Common Stock in the Plan between 1999 and 2012.

The Company will continue to make annual cash contributions necessary to repay the Loan which will allow for the allocation of Berkshire Common Stock to Plan participants. The Loan is guaranteed by the Company. The Plan’s investment in the Berkshire B ESOP Fund consists solely of Berkshire Common Stock shares.

Effective January 21, 2010 Berkshire Common Stock was split 50 for 1. All appropriate allocations were made to the records of State Street, Fidelity Management Trust Company (“Fidelity”) and the Company. The impact of the stock split was retroactively applied to all share numbers included in the Plan’s financial statements.

The lender (the Company) has no rights against shares of Berkshire Common Stock once they are allocated to participants. During the year ended December 31, 2014, the Company contributed additional funds of $3,579,810 to support the Plan’s debt service and the Plan paid $2,560,434 in interest expense to the Company. In 2014 the Plan allocated 185,838 shares of Berkshire Common Stock to participants and 285,352 shares were retired. The Plan held 2,722,247 allocated shares and 2,492,934 unallocated shares as of December 31, 2014. As of December 31, 2013, the Plan held 2,695,865 allocated shares and 2,678,711 unallocated shares.

The Loan balance was $35,811,485 and $39,391,295 at December 31, 2014 and 2013 respectively. It had an estimated fair value of $44,163,690 and $42,916,272 at December 31, 2014 and 2013 respectively, based on a combination of observable and non-observable inputs.

Contributions - The Plan allows employees of the Company to make after-tax contributions as well as tax-deferred contributions to the Plan as permitted under IRC Section 401(k). Participants may contribute up to 16% of their annual base salary, subject to IRC limitations for 401(k) contributions, which were $17,500 for 2014. Participant contributions may be allocated among any of the Plan’s investment funds, at the participant’s discretion, with the exception of the Berkshire B ESOP Fund. The Company contributes an amount equal to 100% of a participant’s contribution up to 6% of the participant’s base salary except for United States Aviation Underwriters, Inc. participants who are matched at 50% of a participant’s contribution up to 2% of their base salary. In 2014, the Company contributed $8,814,758 in matching contributions.

Effective January 1, 2006, the Company makes additional contributions based on age and total compensation (base salary and 100% of bonus amounts). These range from 3% - 6%. Additional Company contributions are also made based on underwriting profits and range from 0% - 4% of total compensation. These contributions are made entirely in shares of Berkshire Common Stock. In 2014, the Company contributed $15,085,939 resulting from these additional contributions to participant accounts. Refer to the Interfund Transfer section for information on participants’ rights to diversify Company contributions out of the Berkshire Common Stock.

Company contributions are made from the unallocated shares of the Berkshire B ESOP Fund.

Payment of Benefits - Upon termination, participants are required to receive a lump sum distribution to the extent that their vested account balance is $1,000 or less. If a participant’s account balance is greater than such amount, distributions will be made either in a lump sum or on a periodic basis, as defined in the Plan agreement. Active participants may withdraw Pre-Tax and Catch-Up contributions beginning at age 59  1⁄2 without penalty.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, which includes amounts transferred from other plans (“rollovers”), an allocation of the Company match, supplemental allocations, Plan earnings and forfeitures of terminated participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued on the last business day of each calendar quarter.

Vesting - All participant contributions become vested immediately. Participants are not allowed to withdraw Company contribution amounts that have not been in their account for at least two years. While actively employed, employees become 50%, 75%, and 100% vested in the value of the Company contributions after two, three and four years, respectively, of Company service.

Forfeited Accounts - Forfeited nonvested accounts are allocated at the Company’s discretion to other participants’ accounts based on terms as defined in the Plan agreement. As of December 31, 2014 and 2013, forfeited nonvested accounts totaled $247,384 and $131,799, respectively. During the year ended December 31, 2014, no forfeitures were allocated to participant accounts.

Interfund Transfers - Participants are permitted to change the investment of their interests in any of the participant directed funds on a daily basis subject to certain limits, with the exception of the Fidelity Managed Income Portfolio, which may be changed on a monthly basis. As a result of the Pension Protection Act of 2006, effective January 1, 2007, participants may, at their discretion, diversify out of the Berkshire B ESOP Fund to any other participant-directed funds offered in the Plan. This includes both the Company match amounts and additional contributions. There are no service, age or vesting restrictions on a participant’s ability to divest and participants will have sole discretion regarding the amount of shares to divest and the timing of these divestiture elections.

Participant Loans - The Plan allows participants to borrow from the “before-tax” and “rollover” portions of their respective accounts. Loans may not exceed the lesser of one-half of the participant’s vested account balance or $50,000. Non-residence loans are written for periods of 6 to 60 months. The Plan also allows loans granted for purchases of principal residences to be repaid over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rate for new loans was 4.25% in 2014 and 2013. Interest and principal repayments are credited directly to the borrower’s respective account and are repaid in monthly installments by payroll deductions. Loan notes receivable balances outstanding are reflected as assets of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared under the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. Such changes could also materially affect participant account balances.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s investments in common stock and mutual funds are valued at the closing price reported on the New York Stock Exchange and other markets on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

In accordance with GAAP, a stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is presented on a contract value basis. As the fair value and contract value of the stable value fund approximate each other, an additional line item representing the adjustment from fair value to contract value was not presented in the statements of net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Delinquent notes receivable are recorded as distributions based on the terms of the Plan document. Notes receivable are measured with no allowance for credit losses since repayment of principal and interest are received through payroll deductions and the notes are collateralized by the individual participant’s account balances.

Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. State Street fees and administrative expenses, primarily consulting and auditing fees, are paid by the Company.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. All amounts allocated to accounts of participants who have elected to withdraw from the Plan have been paid as of December 31, 2014 and 2013.

3. INVESTMENTS

The Plan has an agreement with Fidelity Management Trust Company to perform record keeping and investment management functions for the Plan.

The investment fund options available to participants as of December 31, 2014 were:

Allianz International Value Fund

American Beacon Large-Cap Fund

American Funds Capital World Growth & Income Fund

Berkshire B Unitized Stock Fund

Fidelity Balanced Fund

Fidelity Freedom 2010 Fund

Fidelity Freedom 2015 Fund

Fidelity Freedom 2020 Fund

Fidelity Freedom 2025 Fund

Fidelity Freedom 2030 Fund

Fidelity Freedom 2035 Fund

Fidelity Freedom 2040 Fund

Fidelity Freedom 2050 Fund

Fidelity Freedom Index Income Fund

Fidelity Growth Company Fund

Fidelity Managed Income Portfolio

Fidelity Real Estate Fund

Fidelity Retirement Government Portfolio

Goldman Sachs Mid-Cap Value Fund

Lazard Emerging Markets Portfolio

Neuberger Berman Genesis Trust Fund

PIMCO Global Bond Fund

PIMCO High Yield Fund

Spartan US Bond Index Fund

Vanguard All World Index Fund

Vanguard Inflation Protected Fund

Vanguard Institutional Index Fund

Vanguard Mid-Cap Index Fund

Vanguard Small-Cap Index Fund

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 were as follows:

	2014		2013
Berkshire B ESOP Fund 5,215,181 and 5,511,112 shares, respectively	$ 783,059,534	#	$ 653,397,324	#
Fidelity Growth Company Fund 581,150 and 580,925 shares respectively	76,549,139		69,542,487

# Nonparticipant directed

During the year ended December 31, 2014, the Plan’s investments appreciated (depreciated) in value as follows:

2014 Net Appreciation (depreciation) in Fair Value of Investments
Berkshire Common Stock	$180,363,010
Mutual Funds	14,998,890

Total net appreciation in fair value of investments	$195,361,900

4.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer at the end of the reporting period.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2014 and 2013.

Berkshire Common Stock – Classified as Level 1 as it is valued at the closing price reported on the active market on which the individual securities are traded.

Berkshire B Unitized Stock Fund – Classified as Level 2 as it is a unitized employer stock fund comprised of underlying Berkshire Common Stock and a short-term cash component. A unitized fund is not a registered security. The value of the unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the Berkshire B Unitized Stock Fund is based on the closing market price of the Berkshire Common Stock on the New York Stock Exchange multiplied by the number of shares held in the fund. The market value of the short-term cash component approximates fair value. The net asset per unit of the Berkshire B Unitized Stock Fund was $55.28 and $43.74 as of December 31, 2014 and 2013, respectively.

Money Market Fund – U.S. Government Securities – Short-term money market obligations are valued at $1.00 per share and are classified within Level 2 of the valuation hierarchy.

Mutual Funds – Valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified as Level 1.

Stable Value Fund – This consists of the Managed Income Portfolio (“MIP”), which is a common collective trust fund sponsored by Fidelity and is considered to be a stable value fund with underlying investments in investment contracts that carry a “benefit responsiveness” feature. This guarantees that participant-initiated withdrawals from the fund will be covered at contract value. The MIP is valued at fair value and then adjusted by the issuer to contract value. Fair value is estimated using Net Asset Value per share and contract value is equal to the sum of all of the benefits owed to participants in that fund. This is classified within Level 2 of the valuation hierarchy as participants may ordinarily direct the withdrawal or transfer all of, or a portion of, their investment at contract value.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured and reported at fair value on a recurring basis at December 31, 2014 and 2013. Notes receivable from participants and the Loan payable to the Company are not reported at fair value.

	2014 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Berkshire B ESOP Fund	$783,059,534	$783,059,534	$-	$-
Berkshire B Unitized Stock Fund	63,371,466	-	63,371,466	-
Money Market	44,833,801	-	44,833,801	-
Mutual Funds:
Large Cap	152,156,021	152,156,021	-	-
Mid Cap	38,626,195	38,626,195	-	-
Small Cap	48,643,385	48,643,385	-	-
International	53,844,139	53,844,139	-	-
Bond	64,020,222	64,020,222	-	-
Balanced	40,972,454	40,972,454	-	-
Real Estate	12,774,183	12,774,183	-	-
Target-date Funds	55,328,843	55,328,843	-	-
Other	1,277,200	1,277,200
Stable Value Fund	19,796,456	-	19,796,456	-

Total Investments	$1,378,703,899	$1,250,702,176	$128,001,723	$-

	2013 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Berkshire B ESOP Fund	$653,397,324	$653,397,324	$-	$-
Berkshire B Unitized Stock Fund	54,051,431	-	54,051,431	-
Money Market	48,545,561	-	48,545,561	-
Mutual Funds:
Large Cap	140,877,828	140,877,828	-	-
Mid Cap	34,711,832	34,711,832	-	-
Small Cap	50,992,041	50,992,041	-	-
International	58,259,056	58,259,056	-	-
Bond	59,851,044	59,851,044	-	-
Balanced	33,746,960	33,746,960	-	-
Real Estate	10,713,898	10,713,898	-	-
Target-date Funds	50,727,282	50,727,282	-	-
Other	1,147,449	1,147,449
Stable Value Fund	19,702,413	-	19,702,413	-

Total Investments	$1,216,724,119	$1,094,424,714	$122,299,405	$-

For the year ended December 31, 2014, there were no significant transfers in or out of Levels 1, 2 or 3.

5.	NET ASSET VALUE PER SHARE

The following tables set forth a summary of the Plan’s investments with a reported net asset value as of December 31, 2014 and 2013.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2014
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Fidelity Managed Income Portfolio	$19,796,456	$-	Monthly	None	None
Fidelity Retirement Government Portfolio	44,833,801	-	Immediate	None	None
Berkshire B Unitized Stock Fund	63,371,466	-	Immediate	None	None

Total	$128,001,723	$-

	Fair Value Estimated Using Net Asset Value per Share December 31, 2013
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Fidelity Managed Income Portfolio	$19,702,413	$-	Monthly	None	None
Fidelity Retirement Government Portfolio	48,545,561	-	Immediate	None	None
Berkshire B Unitized Stock Fund	54,051,431	-	Immediate	None	None

Total	$122,299,405	$-

The Fidelity Managed Income Portfolio is comprised of investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds. The fund invests in fixed income securities which may include U.S Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and shares of money market funds. The Portfolio may also invest in futures contracts, option contracts and swap agreements.

The Fidelity Retirement Government Portfolio’s objective is to obtain as high a level of current income as is consistent with the security of principal and liquidity. The fund normally invests at least 80% of assets in U.S. Government securities and repurchase agreements for those securities.

The Berkshire B Unitized Stock Fund is an institutional fund that invests in Berkshire Common Stock and short-term cash and cash equivalents.

6.	PLAN TERMINATION

The Company intends to continue and operate the Plan, but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all participants would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to participants and their beneficiaries, in accordance with the provisions of ERISA.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds or a collective trust managed by Fidelity Investments Institutional Operations Company, Inc. (“FIIO”) Fidelity Management Trust Company (“FMTC”) is the administrator as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. FIIO and FMTC are affiliated entities. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The fees are also considered a party-in-interest transaction.

The Berkshire B ESOP Fund and the Berkshire B Unitized Stock Fund consist of Berkshire Common Stock shares issued by Berkshire Hathaway Inc., the ultimate parent of the Plan sponsor.

Shares of Berkshire Common Stock in the Berkshire B ESOP Fund have fair values of $783,059,534 and $653,397,324 as of December 31, 2014 and 2013, respectively. These investments appreciated in value during the year ended December 31, 2014 by $167,084,756.

Shares of Berkshire Common Stock and cash in the Berkshire B Unitized Stock Fund had fair values of $63,371,466 and $54,051,431 as of December 31, 2014 and 2013, respectively. These investments appreciated in value during the year ended December 31, 2014 by $13,278,254.

Notes receivable from participants are also considered party-in-interest transactions.

Certain administrative functions may be performed by officers and employees of the Company and these officers and employees may also be participants of the Plan. The Company pays the salaries of these officers and employees on behalf of the Plan.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 11, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax provisions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

* * * * * *

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Separately Managed Funds:
*	Berkshire Hathaway	Berkshire B ESOP Fund	$84,955,298	$783,059,534
*	Berkshire Hathaway	Berkshire B Unitized Stock Fund - Common Stock	**	62,594,342
		Berkshire B Unitized Stock Fund - Cash	**	777,124
	Mutual Funds:
*	Fidelity	Growth Company Fund	**	76,549,139
	Vanguard	Institutional Index Fund	**	58,097,874
*	Fidelity	Retirement Government Portfolio	**	44,833,801
*	Fidelity	Balanced Fund	**	40,972,454
	Vanguard	Small-Cap Index Fund	**	26,086,919
	Neuberger Berman	Genesis Trust Fund	**	22,556,466
	Vanguard	Mid-Cap Index Fund	**	22,438,842
*	Fidelity	Spartan US Bond Index Fund	**	21,808,903
	Lazard	Emerging Markets Portfolio	**	19,128,292
	American Beacon	Large-Cap Fund	**	17,509,008
	Vanguard	Inflation Protected Fund	**	16,833,321
	Goldman Sachs	Mid-Cap Value Fund	**	16,187,353
	PIMCO	High Yield Fund	**	14,430,912
*	Fidelity	Freedom 2020 Fund	**	13,596,662
	American Funds	Capital World Growth & Income Fund	**	13,577,099
*	Fidelity	Freedom 2025 Fund	**	13,267,421
*	Fidelity	Real Estate Fund	**	12,774,183
	Allianz	International Value Fund	**	11,685,378
	PIMCO	Global Bond Fund	**	10,947,086
	Vanguard	All World Index Fund	**	9,453,370
*	Fidelity	Freedom 2030 Fund	**	7,296,509
*	Fidelity	Freedom 2015 Fund	**	7,150,022
*	Fidelity	Freedom 2035 Fund	**	6,703,543
*	Fidelity	Freedom 2040 Fund	**	4,504,206
*	Fidelity	Freedom 2010 Fund	**	2,710,597
*	Fidelity	Freedom Index Income Fund	**	1,277,200
*	Fidelity	Freedom 2050 Fund	**	99,883
	Collective Trust:
*	Fidelity Management Trust Co.	Managed Income Portfolio	**	19,796,456
	Notes Receivable:
*	Various Participants	Notes Receivable (Maturity	**	5,767,597
		through 2044 at interest
		rates from 4.25% to 11.50%)

	Total			$1,384,471,496

*Party-in-interest.

**Cost information is not required for participant directed investments and, therefore, is not included.